#B

4-4-02

02022530 [UNITED ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 52981

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WEALTHPLACE SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

RECEIVED S.E.C. APR 0 2 2002 535

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 THIRD AVENUE
(No. and Street)

NEW YORK	NY	10152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD S. SKLAR 646-495-3082
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI LLP
(Name — *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

VF 4-4-02

OATH OR AFFIRMATION

I, RICHARD S. SKLAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEALTHPLACE SECURITIES LLC, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PAULINE M. MARCH
NOTARY PUBLIC, State of New York
No. 30-4877363
Qualified in New York County
Commission Expires November 17, 2002

[Signature]
Signature

FINANCIAL AND OPERATIONS PRINCIPAL
Title

[Signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTHPLACE SECURITIES LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

WEALTHPLACE SECURITIES LLC

INDEX

KAUFMANN,
GALLUCCI LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of WealthPlace Securities LLC:

We have audited the accompanying statement of financial condition of WealthPlace Securities LLC as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of WealthPlace Securities LLC as of December 31, 2001 in conformity with generally accepted accounting principles in the United States of America.

New York, New York
March 20, 2002

Kaufmann, Gallucci LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

WEALTHPLACE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	19,304
Performance and management fees receivable from broker dealers and others		113,522
Finders fees receivable		77,000
TOTAL ASSETS	$	209,826

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Commission payable	$	32,842
Accrued expenses		143
MEMBER'S EQUITY		176,841
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	209,826

The accompanying notes are an integral part of this financial statement.

WEALTHPLACE SECURITIES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

WealthPlace Securities LLC (the "Company") was registered as a Delaware limited liability company in June 2000 and is a wholly owned subsidiary of WealthPlace Inc. (the "Parent").

The Company is registered as a broker-dealer with the Securities and Exchange Commission, and became a member of National Association of Securities Dealers, Inc. on May 29, 2001.

The Company's primary business activities include providing financial and advisory services to high net worth individuals, hedge funds, and money managers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) The Company records performance and management fee revenue as earned in accordance with hedge fund agreements. Finders fees are recorded in accordance with the agreed-upon percentage at the time of the investors' capital contribution to a fund.

(b) The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses at the date of the financial statements. Actual results may differ from estimated amounts.

NOTE 3 - CONTINUING OPERATIONS

The Parent has committed to fund operating deficits of the Company, if any, through December 31, 2002.

NOTE 4 - INCOME TAXES

The Company is owned by its member and is treated as a partnership for income tax purposes. Accordingly, no federal or state income taxes apply to the Company; rather, such taxes will be the responsibility of the member.

NOTE 5 - RELATED PARTY TRANSACTIONS

In accordance with an agreement between the Parent and the Company, certain expenses incurred by the Parent, including salary and related costs, rent, and other general and administrative expenses are allocable to the Company. These expenses, amounting to $630,191, were reflected in the financial statements and recorded as a capital contribution by the Company, since they are not reimbursable to the Parent.

NOTE 6 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $19,161 which was $14,161 in excess of the required minimum net capital at that date of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.72 to 1.